SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

PT Indosat Tbk.

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F         X       Form 40-F     ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                   No        _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

~~For immediate release:~~

INDOSAT AND BANK CENTRAL ASIA SIGNED

THE LOAN AGREEMENT

OF ~~US$~~ Rp 1 . ~~,~~ 6 TRILLION ~~TO SUPPORT INDOSAT’S  FOR CAPITAL EXPENDITURE~~

Jakarta, August ~~28~~ 29 , 2007 – PT Indosat Tbk (“Indosat” or “the Company”) announced today that Indosat and Bank Central Asia (“BCA”) signed the loan agreement amounting to ~~US$~~  Rp 1 . ~~,~~ 6 trillion. This unsecured loan facility will mature in 5 years. Indosat will use the fund to refinance Indosat’s ~~previous~~ existing s y ~~i~~ ndication loan ~~payment~~  and also to support ~~realize~~  its ~~commitment to invest~~ capital expenditure in 2007.  ~~in telecommunications infrastructure~~

“The signing of the loan facility is part of our external financing plans in 2007 to support our capital expenditure plans and to reprofile our financial obligations  ~~and to support our capital expenditure plans and also reprofile our financial obligations  will support our commitment to invest in the telecommunication infrastructure~~ .. In 2007 we plan to have the capital expenditure of US$ 1.2 billion, which is ~~of The investment will be~~  the largest investment that Indosat has made since its operations " .. ~~“~~ said Johnny Swandi Sjam, President Director of Indosat.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), IDD service s (IDD 001, IDD 008 and FlatCall ~~(~~ 01016 ) ~~)~~ , fixed telecommunication services (StarOne, I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through Indosat and its subsidiary compan ies ~~y~~ , Indosat Mega Media (IM2) and Lintas arta ~~arta~~ .. In addition, Indosat provides 3 .5 G with HSDPA technology with speed up to 3,6 Mbps. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail: investor@indosat.com

Investor Relations Division

Telp : 62-21-3869615

Fax : 62-21-3804045

E-mail : investor@indosat.com

Website: www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        PT Indosat Tbk.

Date  : August 29, 2007

By  :

_______________________________

Name :   Johnny Swandi Sjam

   Title   :   President Director